January 27, 2022

Ms. Lisa Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company
Massachusetts Mutual Variable Annuity Separate Account 4
Post-Effective Amendment No. 34 filed on Form N-4
MassMutual Transitions SelectSM – File Nos. 333-112626 & 811-08619

Dear Ms. Larkin:

On December 3, 2021, our vendor mistakenly filed a 485APOS for one of existing products under a new contract number instead of its existing contract number. We request that the 485APOS be withdrawn pursuant to Securities Act Rule 477. Once withdrawn, we will refile under the correct, existing contract number.

The details of the filing are as follows:

•	Company Name: Massachusetts Mutual Life Insurance Company
•	Company CIK: 0001052766
•	EDGAR Submission Type: 485APOS
•	33-Act Number: 333-112626
•	40-Act Number: 811-08619
•	Accession Number: 0001140361-21-040242
•	Correct Contract Number: C000021315
•	Incorrect New Contract Number: C000234316

I appreciate your continuing attention to this request. Please contact me if you have any questions regarding this request. I may be reached at (413) 218-0992 or jrodolakis@massmutual.com.

Sincerely,

James M. Rodolakis